Exhibit 99.1

CORRECTION FROM SOURCE: YM BioSciences Reports Fiscal 2011 Year End Operational and Financial Results

TORONTO, September 23, 2011 - In a release issued today, September 23, 2011, at 07:00 ET entitled "YM BioSciences Reports Fiscal 2011 Year End Operational and Financial Results", an error occurred in the fifteenth paragraph. The Company reported the net loss for the fourth quarter of fiscal 2011 was $8.0 million ($0.08 per share). The net loss per share should be “($0.07 per share)” not “($0.08 per share)".

For further information:
James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel.  +1 905.361.9518
jsmith@ymbiosciences.com